

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

<u>Via E-mail</u>

Daniel P. Glennon
Executive Vice President, Chief Financial Officer
Teavana Holdings, Inc.
3630 Peachtree Road NE, Suite 1480
Atlanta, GA 30326

     Re: Teavana Holdings, Inc.
               Correspondence dated July 13, 2011
               File No. 333-173775

Dear Mr. Glennon:

We have reviewed your written response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Correspondence Dated July 13, 2011

1. References to page numbers below represent page numbers of the revised pages to the prospectus included in your correspondence dated July 12, 2011 and/or July 13, 2011.

2. We note your response to comment three of our letter dated July 12, 2011, however, we continue to note blanks that currently appear in the registration statement that do not appear to have been completed. As examples only, pages 4, 19, and 20 continue to exclude information that should be available for inclusion at this time and such information is not entitled to be omitted pursuant to Rule 430A. Please ensure that you have made consistent revisions throughout your prospectus or advise.

Prospectus Summary, page 1

The Offering, page 5

3. We note that you revised the amount of net proceeds from the offering used in computing as adjusted capitalization on page 25 and dilution on page 27. Please tell us whether you intend to revise the amount of net proceeds disclosed in the use of proceeds section to this summary of the offering and in Use of Proceeds on page 24.

Dilution, page 27

4. You disclose in the second paragraph that a $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) dilution to new investors by $.97. Please tell us how the increase (decrease) in dilution was computed.

Principal and Selling Stockholders, page 96

5. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Rocket Tea LLC. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

6. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff

Attorney, at (202) 551-3342, or Lilyanna Peyser, Staff Attorney, (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant